CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$6,997,000	$954.39

Pricing supplement no. 1368 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 1-II dated April 5, 2013	Pricing supplement to Product Supplement No. 1-II Registration Statement No. 333-177923 Dated May 10, 2013; Rule 424(b)(2)

JPMorgan Chase & Co. $6,997,000 Callable Step-Up Fixed Rate Notes due May 15, 2028

General

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing May 15, 2028, subject to postponement as described below.
•	These notes are designed for an investor who seeks a fixed income investment, where the interest rate increases over time as described under “Interest Rate” below, but is also willing to accept the risk that the notes will be called prior to the Maturity Date. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth below because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. Additionally, the interest rate on the notes does not step up significantly until later in the term of the notes. See “Selected Risk Considerations” in this pricing supplement.
•	These notes have a relatively long maturity relative to other fixed income products. Longer dated notes may be more risky than shorter dated notes. See “Selected Risk Considerations” in this pricing supplement.
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.
•	The notes priced on May 10, 2013 and are expected to settle on or about May 15, 2013.

Key Terms

Payment at Maturity:	If your notes have not been previously called on a Redemption Date, on the Maturity Date, we will pay you the outstanding principal amount of your notes plus any accrued and unpaid interest.
Call Feature:	On the 15th day of May and November of each year, beginning on May 15, 2020 and ending on the Maturity Date (each, a “Redemption Date”), we may redeem your notes, in whole but not in part, at a price equal to 100% of the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Accrual Period Convention described below and in the accompanying product supplement.
Interest:	We will pay you interest on each Interest Payment Date based on the applicable Day Count Fraction and subject to the Accrual Period Convention described below and in the accompanying product supplement.
Interest Period:	The period beginning on and including the Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Accrual Period Convention described below and in the accompanying product supplement no.1-II dated April 5, 2013.
Interest Payment Date:	Interest on the notes will be payable semiannually in arrears on the 15th day of May and November of each year, commencing on November 15, 2013, to and including the Maturity Date, subject to the Business Day Convention and the Accrual Period Convention described below and in the accompanying product supplement.
Interest Rate:	For the applicable Interest Period, the Interest Rate on your notes will be equal to:
From (and including)	To (but excluding)	Interest Rate
May 15, 2013	May 15, 2020	3.00% per annum
May 15, 2020	May 15, 2025	3.50% per annum
May 15, 2025	May 15, 2027	4.00% per annum
May 15, 2027	May 15, 2028	5.00% per annum

The dates above refer to originally scheduled Interest Payment Dates.
Pricing Date:	May 10, 2013
Issue Date:	May 15, 2013, subject to the Business Day Convention.
Maturity Date:	May 15, 2028, subject to the Business Day Convention.
Business Day Convention:	Following
Accrual Period Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	48126DT74

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-14 of the accompanying product supplement no. 1-II and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 1-II or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)(3)	Fees and Commissions (1)(2)	Proceeds to Us
Per note	At variable prices	$31.30	$968.70
Total	At variable prices	$219,006.10	$ 6,777,993.90

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $31.30 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $19.90 per $1,000 principal amount note.  This commission will include the projected profits that our affiliates expect to realize, some of which will be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of $19.90 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 1-II.

(3) JPMS sold the notes in one or more negotiated transactions, at varying prices determined at the time of each sale, which were at market prices prevailing, at prices related to such prevailing prices or at negotiated prices, provided that such prices were not less than $985.00 per $1,000 principal amount note and not more than $1,000 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 1-II.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 10, 2013

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-II dated April 5, 2013. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated April 29, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-II dated April 5, 2013: http://www.sec.gov/Archives/edgar/data/19617/000089109213003066/e53030_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL — We will pay you at least 100% of the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to call the notes. Because the notes are our unsecured and unsubordinated obligations, payment of any amount at maturity or upon early redemption is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date at the applicable Interest Rate. Interest, if any, will be paid in arrears on each Interest Payment Date, to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. The interest payments will be based on the Interest Rate listed on the cover of this pricing supplement. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL PERIODIC REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, for a cash payment equal to $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest, subject to the Business Day Convention and the Accrual Period Convention described on the cover of this pricing supplement and in the accompanying product supplement.
•	TAX TREATMENT – You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-II. Except to the extent of original issue discount, if any, during the term of the notes, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In addition, a U.S. Holder (as defined in the accompanying product supplement) must include original issue discount, if any, in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Notwithstanding the foregoing discussion, because the period between the last step-up date and the final maturity date does not exceed one year, on the deemed reissuance on May 15, 2027, solely for the purpose of determining original issue discount, the notes should be treated as “short-term debt instruments” for the final period. Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including with respect to the treatment of any original issue discount on the notes. Purchasers who are not initial purchasers of notes at their issue price on the issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.
Subject to certain assumptions and representations received from us, the discussion in this section entitled “Tax Treatment”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin llp regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 1-II dated April 5, 2013.

•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus accrued and unpaid interest to, but not including the Redemption Date. The aggregate amount that you will receive through and including the Redemption Date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield which the notes would have earned if you held your notes to maturity and you may not be able to reinvest your funds at the same rate as the original note. We may choose to call the notes early, for example, if U.S. interest rates decrease significantly or if volatility of U.S. interest rates decreases significantly.
•	STEP-UP NOTES PRESENT DIFFERENT INVESTMENT CONSIDERATIONS THAN FIXED RATE NOTES — The rate of interest paid by us on the notes will increase upward from the initial stated rate of interest of the notes. The notes are callable by us, in whole but not in part, prior to maturity and, therefore, contain the call risk described above. If we do not call the notes, the interest rate will step up as described on the cover of this pricing supplement. Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth on the front cover because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. When determining whether to invest in a stepped-up rate
PS-1
Callable Step-Up Fixed Rate Notes

note, you should not focus on the highest stated Interest Rate, which usually is the final stepped-up rate of interest. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or call as compared to other equivalent investment alternatives.

•	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically, you may be negatively affected if certain interest rate scenarios occur. For example, if interest rates begin to rise, the market value of your notes will decline because the likelihood of us calling your notes will decline and the interest rate you are receiving for that specific Interest Period may be less than a note issued at such time.
•	THE INTEREST RATE OF THE NOTES DOES NOT STEP UP SIGNIFICANTLY UNTIL LATER IN THE TERM OF THE NOTES — Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth on the front cover because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. Additionally, the interest rate on the notes does not step up significantly until later in the term of the notes. If interest rates rise faster than the incremental increases in the interest rates of the notes, the notes may have an interest rate that is significantly lower than the interest rates at that time and the secondary market value of the notes may be significantly lower than other instruments with a similar term but higher interest rates. In other words, you should only purchase the notes if you are comfortable receiving the stated interest rates set forth on the front cover of this pricing supplement for the entire term of the notes.
•	Credit Risk of JPMorgan Chase & Co. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payments on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity or upon early redemption, as applicable, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — The notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
•	VARIABLE PRICE REOFFERING RISKS — JPMS sold the notes at market prices prevailing at prices related to then-prevailing prices or at negotiated prices, provided that such prices were not less than $985.00 per $1,000 principal amount note or more than $1,000 per $1,000 principal amount note. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from JPMS or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.
PS-2
Callable Step-Up Fixed Rate Notes

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

The following examples illustrate how the hypothetical Interest Rates for an Interest Period are calculated if we choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion, assuming that the number of calendar days in the applicable Interest Period is 180.

Example 1: If we choose to call the notes early on a Redemption Date and the Redemption Date is May 15, 2020, we will pay you $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at an Interest Rate equal to 3.00% per annum. Therefore, the interest payment per $1,000 principal amount note on the Redemption Date will be calculated as follows:

$1,000 × 3.00% × (180/360) = $15.00

We will pay you a principal payment of $1,000 for each $1,000 principal amount note on such Redemption Date. Therefore, you will receive $1,015.00 for each $1,000 principal amount note ($1,000 of principal plus $15.00 of interest) on such Redemption Date, but you will not receive any further interest or principal payments from us.

Example 2: If we choose not to call the notes early on a Redemption Date and the Interest Payment Date is May 15, 2020, we will pay you any accrued and unpaid interest on the applicable Interest Payment Date at an Interest Rate equal to 3.00% per annum. Therefore, the interest payment per $1,000 principal amount note will be calculated as follows:

$1,000 × 3.00% × (180/360) = $15.00

We will pay you an interest payment of $15.00 for each $1,000 principal amount note on such Interest Payment Date. Because the notes have not been called, you will be entitled to receive additional interest payments and a payment of principal at maturity or on the applicable Redemption Date, if any.

Example 3: If the notes are not called prior to the Maturity Date and today is the Maturity Date, we will pay you $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest on such Maturity Date at an Interest Rate equal to 5.00% per annum. Therefore, the interest payment per $1,000 principal amount note on the Maturity Date will be calculated as follows:

$1,000 × 5.00% × (180/360) = $25.00

We will pay you a principal payment of $1,000 for each $1,000 principal amount note on such Maturity Date. Therefore, you will receive $1,025.00for each $1,000 principal amount note ($1,000 of principal plus $25.00 of interest) on such Maturity Date, and you will not receive any further interest or principal payments from us.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated November 14, 2011, which has been filed as Exhibit 5.3 to the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on November 14, 2011.

PS-3
Callable Step-Up Fixed Rate Notes